Exhibit 99.1

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

		As at	As at	As at
		September 30, 2017	March 31, 2017	September 30, 2016
	Notes	Unaudited	Audited	Unaudited
ASSETS
Current assets
Cash and cash equivalents		$55,950	$57,376	$118,759
Short-term investments	5	25,252	26,255	-
Restricted cash		3,399	3,620	6,033
Trade and other receivables	6	365,661	353,139	399,526
Unbilled revenues		217,745	218,413	204,694
Accrued gas receivables		436	16,352	502
Gas delivered in excess of consumption		12,163	3,232	18,645
Gas in storage		33,765	12,350	31,324
Prepaid expenses, deposits and other current assets	7	101,436	111,323	103,246
Fair value of derivative financial assets	8	21,554	11,656	23,845
Corporate tax recoverable		3,154	2,986	7,766
		840,515	816,702	914,340
Non-current assets
Investments		12,184	15,561	11,432
Property, plant and equipment		20,562	21,682	25,240
Intangible assets		366,976	357,987	347,996
Prepaid expenses		9,518	-	-
Fair value of derivative financial assets	8	2,673	3,010	3,189
Deferred tax asset		24,381	23,013	19,245
		436,294	421,253	407,102
TOTAL ASSETS		$1,276,809	$1,237,955	$1,321,442

LIABILITIES

Current liabilities
Trade and other payables		$527,289	$486,632	$542,614
Accrued gas payable		257	12,537	501
Deferred revenue		70,311	17,546	46,146
Income taxes payable		5,796	13,913	3,205
Fair value of derivative financial liabilities	8	197,553	168,793	232,071
Provisions		8,135	8,215	13,441
Current portion of long-term debt	11	214,812	-	365,465
		1,024,153	707,636	1,203,443
Non-current liabilities
Long-term debt	11	325,625	498,088	278,548
Deferred lease inducements		931	1,088	1,246
Fair value of derivative financial liabilities	8	123,972	178,724	209,744
Other	10	64,481	-	-
Deferred tax liability		6,001	1,745	5,253
		521,010	679,645	494,791
TOTAL LIABILITIES		1,545,163	1,387,281	1,698,234
SHAREHOLDERS' DEFICIENCY
Shareholders’ capital	13	1,201,717	1,198,439	1,075,818
Equity component of convertible debentures		13,508	13,508	25,795
Contributed surplus (deficit)		(43,222)	58,266	37,971
Deficit		(1,498,157)	(1,489,900)	(1,566,318)
Accumulated other comprehensive income		57,800	70,361	49,942
TOTAL SHAREHOLDERS' DEFICIENCY		(268,354)	(149,326)	(376,792)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY		$1,276,809	$1,237,955	$1,321,442

Commitments and Guarantees (Note 18)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	Notes	2017	2016	2017	2016
OPERATIONS

Sales	14	$851,927	$992,828	$1,699,633	$1,891,237
Cost of sales		709,264	809,294	1,399,407	1,545,031
GROSS MARGIN		142,663	183,534	300,226	346,206
EXPENSES
Administrative		46,806	46,717	95,437	91,418
Selling and marketing		58,577	59,454	116,653	117,244
Other operating	15(a)	20,795	21,044	55,771	39,869
		126,178	127,215	267,861	248,531
Operating profit before the following		16,485	56,319	32,365	97,675
Finance costs	11	(12,521)	(17,882)	(24,511)	(35,855)
Change in fair value of derivative instruments and other	8	(70,923)	(194,389)	39,694	290,948
Other income (loss)		203	(775)	1,802	(1,527)
Profit (loss) before income taxes		(66,756)	(156,727)	49,350	351,241
Provision for (recovery of) income taxes	12	(1,833)	4,881	4,964	30,178
PROFIT (LOSS) FOR THE PERIOD		$(64,923)	$(161,608)	$44,386	$321,063

Attributable to:
Shareholders of Just Energy		$(68,864)	$(167,262)	$34,994	$309,972
Non-controlling interest		3,941	5,654	9,392	11,091
PROFIT (LOSS) FOR THE PERIOD		$(64,923)	$(161,608)	$44,386	$321,063

Earnings (loss) per share available to shareholders	16
Basic		$(0.47)	$(1.13)	$0.24	$2.10
Diluted		$(0.47)	$(1.13)	$0.22	$1.71

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2016	2017	2016
PROFIT (LOSS) FOR THE PERIOD	$(64,923)	$(161,608)	$44,386	$321,063

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods: Unrealized income (loss) on translation of foreign operations	(7,793)	(342)	(12,561)	1,034
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$(72,716)	$(161,950)	$31,825	$322,097

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy	$(76,657)	$(167,604)	$22,433	$311,006
Non-controlling interest	3,941	5,654	9,392	11,091
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX	$(72,716)	$(161,950)	$31,825	$322,097

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ DEFICIENCY

FOR THE SIX MONTHS ENDED SEPTEMBER 30

(in thousands of Canadian dollars)

	Notes	2017	2016
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (losses)
Accumulated earnings (losses), beginning of period		$259,571	$(165,963)
Profit for the period, attributable to shareholders		34,994	309,972
Accumulated earnings, end of period		294,565	144,009

DIVIDENDS
Dividends, beginning of period		(1,749,471)	(1,672,720)
Dividends declared and paid	17	(43,251)	(37,607)
Dividends, end of period		(1,792,722)	(1,710,327)
DEFICIT		$(1,498,157)	$(1,566,318)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$70,361	$48,908
Other comprehensive income (loss)		(12,561)	1,034
Accumulated other comprehensive income, end of period		$57,800	$49,942

SHAREHOLDERS’ CAPITAL	13
Common Shares
Common shares, beginning of period		$1,070,076	$1,069,434
Share-based units exercised		10,674	6,384
Repurchase and cancellation of shares		(11,941)	-
Common shares, end of period		1,068,809	1,075,818

Preferred Shares
Preferred shares, beginning of period		$128,363	$-
Shares issued		5,195	-
Shares issuance costs		(650)	-
Preferred shares, end of period		132,908	-
SHAREHOLDERS’ CAPITAL		$1,201,717	$1,075,818

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,508	$25,795
Balance, end of period		$13,508	$25,795

CONTRIBUTED SURPLUS (DEFICIT)
Balance, beginning of period		$58,266	$43,459
Add: Share-based compensation expense	15(a)	16,963	2,902
Non-cash deferred share grant distributions		22	18
Less: Purchase of non-controlling interest	10	(102,298)	-
Share-based units exercised		(10,674)	(6,384)
Share-based compensation adjustment		(5,501)	(2,024)
Balance, end of period		$(43,222)	$37,971

NON-CONTROLLING INTEREST
Distributions to non-controlling shareholders		(9,392)	(11,091)
Profit attributable to non-controlling interest		9,392	11,091
Balance, end of period		$-	$-
TOTAL SHAREHOLDERS' DEFICIENCY		$(268,354)	$(376,792)

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

		Three months	Three months	Six months	Six months
		ended	ended	ended	ended
		Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
Net inflow (outflow) of cash related to following activities	Notes	2017	2016	2017	2016
OPERATING
Profit (loss) before income taxes		$(66,756)	$(156,727)	$49,350	$351,241

Items not affecting cash
Amortization of intangible assets and related supply contracts	15(a)	4,331	3,802	7,791	6,720
Depreciation of property, plant and equipment	15(a)	985	999	1,982	1,859
Amortization included in cost of sales		769	735	1,546	1,454
Share-based compensation	15(a)	1,716	1,425	16,963	2,902
Financing charges, non-cash portion		2,585	5,177	5,188	8,901
Other		(92)	(90)	(184)	(180)
Change in fair value of derivative instruments		70,923	194,389	(39,694)	(290,948)
Adjustment required to reflect net cash receipts from gas sales		4,881	14,269	7,530	19,525
Net change in non-cash working capital balances		(5,442)	2,361	(4,886)	(9,572)
Income taxes paid		(4,714)	(5,249)	(15,791)	(11,764)
Cash inflow from operating activities		9,186	61,091	29,795	80,138

INVESTING
Purchase of property, plant and equipment		(1,768)	(1,934)	(2,959)	(3,656)
Purchase of intangible assets		(5,717)	(1,686)	(12,522)	(4,828)
Acquisition of businesses		-	-	(2,546)	-
Short term investments		(314)	(4,972)	(185)	(4,972)
Decrease in restricted cash		-	949	-	1,462
Cash outflow from investing activities		(7,799)	(7,643)	(18,212)	(11,994)

FINANCING
Dividends paid		(21,458)	(18,806)	(43,229)	(37,590)
Repayment of long-term debt		-	(943)	-	(26,909)
Credit facilities withdrawal		24,612	-	49,262	-
Issuance of preferred shares		834	-	5,195	-
Preferred shares issuance costs		(215)	-	(1,676)	-
Shares repurchase		(498)	-	(11,941)	-
Distributions to non-controlling interest		(4,098)	(5,654)	(9,603)	(11,091)
Cash outflow from financing activities		(823)	(25,403)	(11,992)	(75,590)

Effect of foreign currency translation on cash balances		266	3,347	(1,017)	(1,391)

Net cash inflow (outflow)		830	31,392	(1,426)	(8,837)
Cash and cash equivalents, beginning of period		55,120	87,367	57,376	127,596

Cash and cash equivalents, end of period		$55,950	$118,759	$55,950	$118,759

Supplemental cash flow information:
Interest paid		$11,575	$11,253	$18,896	$26,276

See accompanying notes to the interim condensed consolidated financial statements

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on November 8, 2017.

2.	OPERATIONS

Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options. With offices located across the United States (“U.S.”), Canada, the United Kingdom (“U.K.”), Germany, and Ireland, Just Energy serves approximately two million residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and TerraPass.

By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds a 10% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker, retail and affinity relationships, and online marketing. Prior to August 1, 2017, the online marketing of gas and electricity contracts was primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest. This exclusive relationship ended on July 31, 2017. See Note 10 for further information.

3.	FINANCIAL STATEMENT PREPARATION

(a)	Statement of compliance with IFRS

These Interim Financial Statements of Just Energy and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2017 annual audited consolidated financial statements. Accordingly, certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the years ended March 31, 2017 and 2016.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention except for certain financial assets and liabilities which are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2018, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June. For the 12 months ended September 30, 2017, Just Energy reported gross margin of $649,991 (2016 - $730,432) and profit of $194,207 (2016 – $362,144).

(c)	Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at September 30, 2017. Subsidiaries and affiliates are consolidated from the date of acquisition of control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

As at September 30, 2017, there have been no additional accounting pronouncement by the IASB beyond those described in Just Energy’s 2017 Annual Report that would impact Just Energy’s Interim Financial Statements. The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Interim Financial Statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments, (“IFRS 9”), was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is only applied to financial liabilities. IFRS 9 uses a new expected loss impairment model and also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 15, Revenue from Contracts with Customers, (“IFRS 15”), was jointly issued by the IASB and the Financial Accounting Standards Board, effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 15 outlined a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard provides a single, principles-based five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry. The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. The standard also specifies that direct incremental costs of obtaining and fulfilling a contract that are expected to be recovered should be capitalized and amortized over the useful life of customers. Disclosure requirements will increase which include disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made. Just Energy will not be early adopting IFRS 15. Just Energy will be implementing IFRS 15 using the full retrospective approach where IFRS 15 will be applied to both fiscal 2018 and 2019 results beginning April 1, 2018. This will include all the necessary disclosures under the new standard.

Management has appointed an IFRS 15 transition team to assess the financial statement impact of IFRS 15. The transition team will implement the accounting system, process and internal control changes that result from the new standard. The transition team has undertaken IFRS 15 planning sessions and developed a preliminary adoption plan. Just Energy is currently in the scoping phase of implementation. The transition team has determined that the requirements of IFRS 15 to capitalize direct incremental costs will impact the accounting for sales commissions in certain markets. Further analysis is required on certain types of customer contracts including flat bill, non-commodity and bundled product contracts. Next steps will involve accumulating, identifying, and inventorying detailed information on customer contracts that may be impacted by the changes at the transition date, completing the overall analysis, assessing any potential impacts to accounting systems and internal controls, and reviewing the additional disclosures required by the standard. Management continues to evaluate the impact of IFRS 15 on the consolidated financial statements.

Amendments to IFRS 2, Share-based Payment, (“IFRS 2”), clarifies how to account for certain types of share-based payment transactions. IFRS 2 stipulates new conditions on the accounting for three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and the accounting of a modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity-settled. IFRS 2 is applied prospectively; retroactive application is only permitted if the application can be performed without using hindsight. Requirements to apply IFRS 2 are effective for annual periods beginning on or after January 1, 2018. Just Energy has not yet assessed the impact of the application of these amendments from this standard.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 16, Leases (“IFRS 16”), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and Related Interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

5.	SHORT-TERM INVESTMENTS

	As at	As at	As at
	September 30, 2017	March 31, 2017	September 30, 2016
Fixed income	$23,149	$23,872	$-
Equities	2,103	2,383	-
	$25,252	$26,255	$-

6.	TRADE AND OTHER RECEIVABLES

	As at	As at	As at
	September 30, 2017	March 31, 2017	September 30, 2016
Trade account receivables, net	$279,164	$288,254	$323,146
Other	86,497	64,885	76,380
	$365,661	$353,139	$399,526

7.	PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

	As at	As at	As at
	September 30, 2017	March 31, 2017	September 30, 2016
Prepaid expenses and deposits	$63,273	$62,087	$60,267
Green certificates	38,163	49,236	42,979
	$101,436	$111,323	$103,246

8.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2016	2017	2016
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$(71,671)	$(179,132)	$16,347	$175,380
Financial swap contracts and options (ii)	12,330	(9,952)	16,024	99,333
Foreign exchange forward contracts	(9,004)	45	(2,065)	(1,769)
Share swap	300	(2,720)	(1,807)	(2,310)
Unrealized foreign exchange on 6.5% convertible bond	7,313	-	12,097	-
6.5% convertible bond conversion feature	(728)	5,411	4,900	18,119
Other derivative options	(9,463)	(8,041)	(5,802)	2,195
Change in fair value of derivative instruments and other	$(70,923)	$(194,389)	$39,694	$290,948

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at September 30, 2017:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$19,995	$2,105	$118,868	$92,132
Financial swap contracts and options (ii)	726	532	62,931	26,497
Foreign exchange forward contracts	438	-	-	2,233
Share swap	-	-	15,723	-
6.5% convertible bond conversion feature	-	-	-	3,110
Other derivative options	395	36	31	-
As at September 30, 2017	$21,554	$2,673	$197,553	$123,972

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statements of financial position as at March 31, 2017:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$982	$983	$89,472	$124,173
Financial swap contracts and options (ii)	3,207	2,027	65,362	46,246
Foreign exchange forward contracts	565	-	-	295
Share swap	-	-	13,916	-
6.5% convertible bond conversion feature	-	-	-	8,010
Other derivative options	6,902	-	43	-
As at March 31, 2017	$11,656	$3,010	$168,793	$178,724

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at September 30, 2016:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$20,846	$2,533	$145,483	$124,833
Financial swap contracts and options (ii)	-	448	86,418	64,392
Foreign exchange forward contracts	497	-	-	240
Share swap	-	-	-	16,128
6.5% convertible bond conversion feature	-	-	-	4,151
Other derivative options	2,502	208	170	-
As at September 30, 2016	$23,845	$3,189	$232,071	$209,744

Below is a summary of the financial instruments classified through profit and loss as at September 30, 2017, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 30,342,702 MWh, a weighted average price of $43.59/MWh and expiry dates up to December 31, 2027.

•	Natural gas contracts with a total remaining volume of 92,016,331 GJs, a weighted average price of $3.77/GJ and expiry dates up to October 31, 2022.

•	Renewable energy certificates (“REC”) and emission-reduction credit contracts with a total remaining volume of 5,562,905 MWh and 799,732 tonnes, respectively, a weighted average price of $22.42/REC and $2.44/tonne, respectively, and expiry dates up to December 31, 2028 and January 31, 2021.

•	Electricity generation capacity contracts with a total remaining volume of 4,318 MWCap, a weighted average price of $10,426.56/MWCap and expiry dates up to December 31, 2021.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

•	Heat rate contracts with a total remaining volume of 70,400 MWh, a weighted average price of $42.39/MWh and expiry dates up to October 31, 2017.

•	Ancillary contracts with a total remaining volume of 531,386 MWh, a weighted average price of $18.41/MWh and expiry dates up to December 31, 2019.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 15,651,074 MWh, an average price of $38.99/MWh and expiry dates up to January 31, 2023.

•	Natural gas contracts with a total remaining volume of 130,300,066 GJs, an average price of $3.69/GJ and expiry dates up to December 31, 2022.

•	Electricity generation capacity contracts with a total remaining volume of 418 MWCap, a weighted average price of $4,043.01/MWCap and expiry dates up to October 31, 2020.

•	Ancillary contracts with a total remaining volume of 1,259,440 MWh, a weighted average price of $13.05/MWh and expiry dates upto December 31, 2019.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the Interim Financial Statements.

Share swap agreement

Just Energy has entered into a share swap agreement to manage the statements of income volatility associated with the Company’s restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. Just Energy marks to market the fair value of the share swap agreement and has included that value in the non-current derivative financial liabilities on the consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income as a change in fair value of derivative instruments.

Fair value (“FV”) hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the six months ended September 30, 2017 or the year ended March 31, 2017.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2017:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$24,228	$24,228
Derivative financial liabilities	-	(20,821)	(300,705)	(321,526)
Total net derivative liabilities	$-	$(20,821)	$(276,477)	$(297,298)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2017:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$14,666	$14,666
Derivative financial liabilities	-	(17,741)	(329,776)	(347,517)
Total net derivative liabilities	$-	$(17,741)	$(315,110)	$(332,851)

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at September 30, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$27,034	$27,034
Derivative financial liabilities	-	(32,805)	(409,010)	(441,815)
Total net derivative liabilities	$-	$(32,805)	$(381,976)	$(414,781)

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:

(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve,

(ii) discount for counterparty non-performance risk up to 5%, and

(iii) discount rate in the range of 6% to 8%.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Six months ended	Year ended	Six months ended
	September 30, 2017	March 31, 2017	September 30, 2016
Balance, beginning of period	$(315,110)	$(638,231)	$(638,231)
Total gains (losses)	(28,141)	(42,084)	33,542
Purchases	14,427	(30,265)	(14,139)
Sales	(21,734)	2,084	2,648
Settlements	74,081	393,386	234,204
Balance, end of period	$(276,477)	$(315,110)	$(381,976)

(b)	Classification of non-derivative financial assets and liabilities

As at September 30, 2017 and March 31, 2017, the carrying value of cash and cash equivalents, short-term investments, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at September 30, 2017 of $574 million (March 31, 2017 - $542 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $100 million, $160 million and US$150 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.

The $100 million, $160 million and US$150 million convertible debentures are classified as Level 1 and the senior unsecured note is classified as Level 2 in the FV hierarchy.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	Management of risks arising from financial instruments

The risks associated with Just Energy’s financial instruments are as follows:

(i) Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in US and international operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and Europe, Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the six months ended September 30, 2017, assuming that all the other variables had remained constant, profit for the period would have been $8.1 million lower/higher and other comprehensive income would have been $23.1 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $300 in profit before income taxes for the six months ended September 30, 2017 (2016 – $23).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the six months ended September 30, 2017 would have increased (decreased) by $102,249 ($101,265), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the six months ended September 30, 2017 would have increased (decreased) by $106,413 ($105,437), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the accounts receivable from the above markets was as follows:

	September 30, 2017	March 31, 2017	September 30, 2016

Current	$106,374	$96,510	$132,018
1 – 30 days	33,750	30,672	38,168
31 – 60 days	15,910	12,806	15,047
61 – 90 days	8,315	8,358	9,062
Over 90 days	53,860	47,059	32,715
	$218,209	$195,405	$227,010

Changes in the allowance for doubtful accounts were as follows:

	September 30, 2017	March 31, 2017	September 30, 2016

Balance, beginning of period	$49,431	$58,789	$58,789
Provision for doubtful accounts	29,035	56,041	28,388
Bad debts written off	(18,505)	(64,262)	(43,280)
Other	(4,018)	(1,137)	(210)
Balance, end of period	$55,943	$49,431	$43,687

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at September 30, 2017, the estimated counterparty credit risk exposure amounted to $24,228 (2016 - $27,034), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

(iii) Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at September 30, 2017:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$527,289	$527,289	$527,289	$-	$-	$-
Long-term debt[1]	540,437	564,720	217,520	187,200	160,000	-
Gas, electricity and non-commodity contracts	321,525	2,963,917	1,064,880	1,567,294	279,685	52,058
	$1,389,251	$4,055,926	$1,809,689	$1,754,494	$439,685	$52,058

As at March 31, 2017:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$486,632	$486,632	$486,632	$-	$-	$-
Long-term debt	498,088	527,743	-	367,743	160,000	-
Gas, electricity and non-commodity contracts	347,517	3,397,692	1,982,896	1,189,745	188,282	36,769
	$1,332,237	$4,412,067	$2,469,528	$1,557,488	$348,282	$36,769

As at September 30, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$542,614	$542,614	$542,614	$-	$-	$-
Long-term debt	644,013	671,407	374,652	100,000	196,755	-
Gas, electricity and non-commodity contracts	441,815	3,667,345	1,185,836	2,092,389	344,388	44,732
	$1,628,442	$4,881,366	$2,103,102	$2,192,389	$541,143	$44,732

1 Included in long-term debt are the $100,000 and $160,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at September 30, 2017, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	$28,718	$33,768	$16,200	$-

(iv) Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at September 30, 2017, Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $5,562 (2016 - $5,625) to accommodate for its counterparties’ risk of default.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

9.	ACQUISITION OF BUSINESSES

a)	Acquisition of Intell Enercare Solutions Inc.

On June 6, 2017, Just Energy completed the acquisition of 100% of the issued and outstanding shares of Intell Enercare Solutions Inc., a complete service provider for supply, design and installation of energy saving technologies, for up to $11.0 million, subject to closing adjustments. Terms of the deal include an initial payment of $2.2 million with the preliminary working capital adjustments still subject to finalization. Also, Just Energy will pay up to $9.0 million to the sellers over three years provided that certain EBITDA targets are satisfied. The fair value of the contingent consideration at acquisition was estimated to be $7.8 million.

The acquisition of Intell Enercare Solutions Inc. was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Intangible assets	$1,753
Goodwill	9,222
Working capital	(523)
Deferred tax	(465)
Total consideration	$9,987

Cash paid, net of estimated working capital adjustment	$2,199
Contingent consideration	7,788
Total consideration	$9,987

The purchase price allocation is considered preliminary, and as a result may be adjusted. The transaction costs related to the acquisition have been expensed and are included in other operating expenses in the interim condensed consolidated Statement of income.

b)	Acquisition of db swidirekt GmbH and db swpro GmbH

On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of SWDirekt, a retail energy company, and 50% of the issued and outstanding shares of SWPro, a sales and marketing company, for $6.2 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets. In addition, variable compensation is payable to the selling shareholders, which will be recorded as remuneration expense in the future, subject to the financial performance of the acquired businesses. On October 16, 2017, the managing director of SWDirekt and SWPro resigned and the parties have entered into a consultancy agreement in order to secure the services and support for the future. As a result, the variable compensation that would have been payable to the selling shareholders will not be paid.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting. The purchase price allocation is still considered preliminary, and as a result may be adjusted. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Working Capital (including cash of $77)	$361
Property, plant and equipment	56
Intangible assets	6,003
Non-controlling interest	(41)
Other liabilities	(221)
Total consideration	$6,158

Cash paid, net of estimated working capital adjustment	$3,994
Contingent consideration	2,164
Total consideration	$6,158

10.	NON-CONTROLLING INTEREST

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America.  To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. Under the terms of the agreement, the purchase price is a function of go-forward earnings based on the current client base and is payable in quarterly installments over five years estimated at $102.3 million, of which $37.8 million has been presented as current liabilities and $64.5 million as long term liabilities.

11.	LONG-TERM DEBT AND FINANCING

		September 30,	March 31,	September 30,
	Maturity	2017	2017	2016
Credit facility (a)	September 1, 2018	$117,520	$68,258	$-
Less: Debt issue costs (a)		(1,460)	(2,257)	(2,363)
6.75% convertible debentures (b)	December 31, 2021	146,834	145,579	-
6.5% convertible bonds (c)	July 29, 2019	180,251	190,486	186,107
5.75% convertible debentures (d)	September 30, 2018	97,292	96,022	94,804
6.0% convertible debentures	N/A	-	-	313,452
Senior unsecured note	N/A	-	-	55,000
Less: Debt issue costs		-	-	(2,987)
		540,437	498,088	644,013
Less: Current portion		(214,812)	-	(365,465)
		$325,625	$498,088	$278,548

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Credit facility (a)	$117,520	$-	$-	$-	$117,520
6.75% convertible debentures (b)	-	-	160,000	-	160,000
6.5% convertible bonds (c)	-	187,200	-	-	187,200
5.75% convertible debentures (d)	100,000	-	-	-	100,000
	$217,520	$187,200	$160,000	$-	$564,720

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2017	2016	2017	2016
Credit facility (a)	$2,932	$2,229	$5,570	$4,220
6.75% convertible debentures (b)	3,342	-	6,062	-
6.0% convertible debentures	-	6,950	-	13,846
6.5% convertible bonds (c)	3,687	4,144	7,741	8,113
5.75% convertible debentures (d)	2,072	2,438	4,145	4,042
Senior unsecured note	-	1,808	-	5,227
Unwinding of discount and other	488	313	993	407
	$12,521	$17,882	$24,511	$35,855

(a)	As at September 30, 2017, Just Energy has a $342.5 million credit facility to meet working capital requirements, which includes an increase to the capacity by $50 million for a letter of credit facility (the LC facility), effective December 30, 2016. The principal amount outstanding under the LC facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. The syndicate of lenders includes Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce (?CIBC?), National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches, JP Morgan Chase Bank, N.A. and Canadian Western Bank.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees 3.400%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.400% and letters of credit are at a rate of 3.400%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at September 30, 2017, the Canadian prime rate was 3.20% and the U.S. prime rate was 4.25%. Just Energy has drawn $117.5 million against the facility and the total letters of credit outstanding as of current period amounted to $97.5 million (March 31, 2017 - $109.2 million). As at September 30, 2017, Just Energy has $122.5 million of the facility remaining as well as a $5.0 million swing line with CIBC for future working capital and/or security requirements. Just Energy’s obligations under the credit facility is supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the international operations. The credit facility is presented as a current portion of long term debt as at September 30, 2017 as it matures on September 1, 2018.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Just Energy is required to meet a number of financial covenants under the various debt agreements. As at September 30, 2017, all of the covenants have been met except for the distributable free cash flow covenant required under the credit facility. Due to this breach of the covenant clause, the lending syndicate is entitled to request the outstanding amount for immediate repayment. On November 6, 2017, Just Energy obtained a waiver from the lending syndicate that waives the right to demand repayment of the credit facility solely in relation to the distributable free cash flow covenant breach as at September 30, 2017. The covenant breach on the credit facility did not result in any other defaults on the Company’s long-term debt. The Company is actively taking steps to enhance its distributable cash including consolidating excess cash into entities within the credit facility and expects these actions will enable it to meet its covenants in the future. Additionally, the Company is conducting cost reduction programs and revenue pricing initiatives and, as always, will consider other activities as necessary to further support this ability.

(b)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% convertible debentures”). The 6.75% convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year, and have a maturity date of December 31, 2021.

(c)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year, and have a maturity date of July 29, 2019. Just Energy incurred transaction costs of $5,215 and has shown these costs net of the 6.5% convertible bonds.

(d)	In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the “5.75% convertible debentures”), which was used to fund an acquisition. The 5.75% convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018.

12.	INCOME TAXES

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Current income tax expense	$3,893	$2,571	$4,484	$4,626
Deferred tax expense (recovery)	(5,726)	2,310	480	25,552
Provision for (recovery of) income taxes	$(1,833)	$4,881	$4,964	$30,178

13.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

On February 7, 2017, Just Energy closed its underwritten public offering of 4,000,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the “preferred shares”) at a public offering price of US$25.00 per preferred share, for gross proceeds of US$100 million. In addition, concurrently with the closing of the public offering of preferred shares, Just Energy closed a non-brokered private placement of 40,000 Preferred Shares at a price of US$25.00 per preferred share, for gross proceeds of US$1 million.

Just Energy has the ability to make a normal course issuer bid (“NCIB”) to purchase for cancellation a portion of the outstanding 5.75% convertible debentures as well as the Just Energy common shares up to March 16, 2018. Under each NCIB, Just Energy may purchase debentures and common shares representing 10% of the outstanding public float at close of business February 28, 2017 up to daily and total limits. For the six months ended September 30, 2017, Just Energy had purchased $11.9 million of common shares through the NCIB program, compared to $nil, purchased in the prior comparable period.

Details of issued and outstanding shareholders’ capital are as follows:

	Six months ended		Year ended		Six months ended
	September 30, 2017		March 31, 2017		September 30, 2016
	Shares	Amount	Shares	Amount	Shares	Amount
Common Shares:

Issued and outstanding
Balance, beginning of period	147,013,538	$1,070,076	147,183,778	$1,069,434	147,183,778	$1,069,434
Share-based awards exercised	1,516,830	10,674	679,760	7,191	609,183	6,384
Repurchase and cancellation of shares	(1,677,827)	(11,941)	(850,000)	(6,549)	-	-
Balance, end of period	146,852,541	$1,068,809	147,013,538	$1,070,076	147,792,961	$1,075,818

Preferred Shares:

Issued and outstanding
Balance, beginning of period	4,040,000	$128,363	-	$-	-	$-
Shares issued for cash	149,950	5,195	4,040,000	132,973	-	-
Preferred shares issuance cost	-	(650)	-	(4,610)	-	-
Balance, end of period	4,189,950	$132,908	4,040,000	$128,363	-	$-

Shareholders' capital	151,042,491	$1,201,717	151,053,538	$1,198,439	147,792,961	$1,075,818

14.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments include the following: Consumer Energy and Commercial Energy.

Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Interim Financial Statements. Just Energy is not considered to have any key customers.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended September 30, 2017

	Consumer	Commercial	Consolidated
	division	division

Sales	$504,705	$347,222	$851,927
Gross margin	107,386	35,277	142,663
Depreciation of property, plant and equipment	909	76	985
Amortization of intangible assets	3,852	479	4,331
Administrative expenses	32,294	14,512	46,806
Selling and marketing expenses	36,648	21,929	58,577
Other operating expenses	20,407	(4,928)	15,479
Operating profit for the period	$13,276	$3,209	$16,485
Finance costs			(12,521)
Change in fair value of derivative instruments and other			(70,923)
Other loss			203
Provision for income taxes			1,833
Loss for the period			$(64,923)
Capital expenditures	$5,015	$2,470	$7,485

For the three months ended September 30, 2016

	Consumer	Commercial	Consolidated
	division	division

Sales	$527,286	$465,542	$992,828
Gross margin	130,631	52,903	183,534
Depreciation of property, plant and equipment	919	80	999
Amortization of intangible assets	3,409	393	3,802
Administrative expenses	32,905	13,812	46,717
Selling and marketing expenses	36,259	23,195	59,454
Other operating expenses	12,418	3,825	16,243
Operating profit for the period	$44,721	$11,598	$56,319
Finance costs			(17,882)
Change in fair value of derivative instruments and other			(194,389)
Other loss			(775)
Provision for income taxes			(4,881)
Loss for the period			$(161,608)
Capital expenditures	$1,289	$645	$1,934

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2017

	Consumer	Commercial	Consolidated
	division	division

Sales	$991,471	$708,162	$1,699,633
Gross margin	222,892	77,334	300,226
Depreciation of property, plant and equipment	1,823	159	1,982
Amortization of intangible assets	6,808	983	7,791
Administrative expenses	69,075	26,362	95,437
Selling and marketing expenses	72,648	44,005	116,653
Other operating expenses	44,868	1,130	45,998
Operating profit for the period	$27,670	$4,695	$32,365
Finance costs			(24,511)
Change in fair value of derivative instruments and other			39,694
Other loss			1,802
Provision for income taxes			(4,964)
Profit for the period			$44,386
Capital expenditures	$10,372	$5,109	$15,481

As at September 30, 2017
Total goodwill	$143,184	$148,441	$291,625
Total assets	$848,423	$428,386	$1,276,809
Total liabilities	$1,336,073	$209,090	$1,545,163

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the six months ended September 30, 2016

	Consumer	Commercial	Consolidated
	division	division

Sales	$991,352	$899,885	$1,891,237
Gross margin	255,379	90,827	346,206
Depreciation of property, plant and equipment	1,716	143	1,859
Amortization of intangible assets	5,817	903	6,720
Administrative expenses	67,054	24,364	91,418
Selling and marketing expenses	71,661	45,583	117,244
Other operating expenses	23,670	7,620	31,290
Operating profit for the period	$85,461	$12,214	$97,675
Finance costs			(35,855)
Change in fair value of derivative instruments and other			290,948
Other loss			(1,527)
Provision for income taxes			(30,178)
Profit for the period			$321,063
Capital expenditures	$2,437	$1,219	$3,656

As at September 30, 2016
Total goodwill	$143,629	$137,996	$281,625
Total assets	$961,404	$360,038	$1,321,442
Total liabilities	$1,537,597	$160,637	$1,698,234

Sales from external customers

The revenue is based on the location of the customer.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Canada	$77,312	$97,584	$160,691	$198,307
United States	637,793	793,291	1,272,305	1,471,849
United Kingdom	136,822	101,953	266,637	221,081
Total	$851,927	$992,828	$1,699,633	$1,891,237

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at September 30, 2017	As at March 31, 2017	As at September 30, 2016
Canada	$201,868	$189,911	$195,357
United States	177,000	182,840	176,914
International	8,670	6,918	965
Total	$387,538	$379,669	$373,236

15.       OTHER EXPENSES

(a)	Other operating expenses

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Amortization of other intangible assets	$4,331	$3,802	$7,791	$6,720
Depreciation of property, plant and equipment	985	999	1,982	1,859
Bad debt expense	13,763	14,818	29,035	28,388
Share-based compensation	1,716	1,425	16,963 [1]	2,902
	$20,795	$21,044	$55,771	$39,869

1 During the period ended June 30, 2017, Just Energy awarded 1,670,435 numbers of restricted stock grants and performance bonus grants that vested immediately with a grant date fair value of $7.08 per share.

(b)	Employee benefits expense

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2017	Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
Wages, salaries and commissions	$56,447	$54,773	$112,618	$108,528
Benefits	6,193	8,238	12,503	16,291
	$62,640	$63,011	$125,121	$124,819

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

16.       EARNINGS (LOSS) PER SHARE

	Three months		Three months	Six months	Six months
	ended		ended	ended	ended
	Sept. 30, 2017		Sept. 30, 2016	Sept. 30, 2017	Sept. 30, 2016
BASIC EARNINGS (LOSS) PER SHARE
Earnings (loss) available to shareholders	$(68,864)		$(167,262)	$34,994	$309,972
Basic weighted average shares outstanding	146,821,112		147,765,764	146,941,860	147,524,632
Basic earnings (loss) per share available to shareholders	$(0.47)		$(1.13)	$0.24	$2.10

DILUTED EARNINGS (LOSS) PER SHARE
Earnings (loss) available to shareholders	$(68,864)		$(167,262)	$34,994	$309,972
Adjustment for dilutive impact of convertible debentures	-		-	2,088	15,499
Adjusted earnings (loss) available to shareholders	$(68,864)		$(167,262)	$37,082	$325,471
Basic weighted average shares outstanding	146,821,112		147,765,764	146,941,860	147,524,632
Dilutive effect of:
Restricted share grants	2,884,809	1.00	2,910,112 [1]	2,866,591	3,016,332
Deferred share grants	101,294	1.00	84,946 [1]	97,465	73,613
Convertible debentures	38,804,494	1.00	39,933,526 [1]	38,804,494	39,933,526
Shares outstanding on a diluted basis	188,611,709		190,694,348	188,710,410	190,548,103
Diluted earnings (loss) per share available to shareholders	$(0.47)		$(1.13)	$0.22	$1.71

1 The assumed conversion into shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted earnings (loss) per share.

17.	DIVIDENDS PAID

For the three months ended September 30, 2017, a dividend of $0.125 (2016 - $0.125) per common share was declared by Just Energy. This dividend amounted to $18,652 (2016 - $18,814), which was approved by the Board of Directors and paid out during the period. For the six months ended September 30, 2017, dividends of $0.25 (2016 - $0.25) per common share were declared and paid by Just Energy. This amounted to $37,413 (2016 - $37,607), which was approved by the Board of Directors and paid out during the period.

For the three months ended September 30, 2017, a dividend of US$0.53125 (2016 - $nil) per preferred share was declared by Just Energy. This dividend amounted to $2,806 (2016 - $nil), which was approved by the Board of Directors and paid out during the period. For the six months ended September 30, 2017, dividends of US$1.0625 (2016 - $nil) per preferred share were declared and paid by Just Energy. This amounted to $5,815 (2016 - $nil), which was approved by the Board of Directors and paid out during the period.

JUST ENERGY GROUP INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2017

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

18.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at September 30, 2017

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$2,561	$9,576	$8,017	$11,303	$31,457
Gas, electricity and non-commodity contracts	1,064,880	1,567,294	279,685	52,058	2,963,917
	$1,067,441	$1,576,870	$287,702	$63,361	$2,995,374

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts. Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty and Surety Company of America, Berkley Insurance Company and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2017 amounted to $49.3 million.

As at September 30, 2017, Just Energy had total letters of credit outstanding in the amount of $97.5 million (Note 11(a)).

19.	COMPARATIVE INTERIM FINANCIAL STATEMENTS

Certain figures in the comparative Interim Financial Statements have been reclassified from statements previously presented to conform to the presentation of the current period’s Interim Financial Statements.